EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(Dollar amounts in thousands, except share per share data)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
		2008	2007	2008	2007

1.	Net income	$2,990	$2,016	$5,518	$3,860

2.	Weighted average common shares outstanding	3,208,419	3,200,259	3,207,825	3,197,300
3.	Common stock equivalents due to dilutive effect of stock options	29,912	43,278	33,831	44,224

4.	Total weighted average common shares and equivalents outstanding	3,238,331	3,243,537	3,241,656	3,241,524

5.	Basic earnings per share	$.93	$.63	$1.72	$1.21

6.	Diluted earnings per share	$.92	$.62	$1.70	$1.19

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